United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending September 30, 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

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COCA-COLA EUROPEAN PARTNERS REPORTS
INTERIM RESULTS FOR THE THIRD-QUARTER ENDED 30 SEPTEMBER 2016

LONDON, 10 November 2016 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) today announces its interim results for the third-quarter ended 30 September 2016, and affirms full-year 2016 outlook.

Highlights

•	Third-quarter diluted earnings per share were €0.67 on a reported basis or €0.66 on a pro forma comparable basis, including a negative currency translation impact of €0.03.

•
Third-quarter reported revenue totaled €3.0 billion. Pro forma comparable revenue was €3.0 billion, flat vs. prior year, or up 3.5 per cent on a pro forma comparable and fx-neutral basis. Volume increased 3.5 per cent on a pro forma basis.

•	Third-quarter reported operating profit was €405 million; pro forma comparable operating profit was €459 million, up 2.0 per cent or up 7.0 per cent on a pro forma comparable and fx-neutral basis.

•
CCEP affirms its full-year guidance for 2016, including flat revenue growth, modest mid-single-digit operating profit growth, and diluted earnings per share growth in a mid-teen range, all on a pro forma comparable and fx-neutral basis. After including an expected negative currency impact of approximately 4.5 per cent, pro forma comparable diluted earnings per share is expected in a range of €1.86 to €1.90.

•	CCEP remains on track to achieve pre-tax savings of €315 million to €340 million through synergies by mid-2019.

•	Separately today, CCEP announced Damian Gammell will succeed John F. Brock as chief executive officer.
“This marks the first full quarter of operation for CCEP since our merger, and we are encouraged by the return to growth in our third-quarter results,” said John F. Brock, chief executive officer. “These results support the opportunities we see for growth and our long-term outlook for CCEP.
“We remain focused on successfully integrating the territories of Coca-Cola European Partners, enhancing customer service, realising the synergies we have communicated, and ensuring we capture the growth opportunities in the market,” Mr. Brock said. “This will enable us to better meet the needs of our customers, serve our communities effectively, and importantly, drive shareowner value.”
Note Regarding the Presentation of Financial Information
Unless otherwise noted, the financial information included in this release is provided on a pro forma comparable basis to allow investors to better analyse CCEP’s business performance and allow for greater comparability. To do so, we have given effect to the Merger as if it had occurred at the beginning of the periods presented, thereby including the financial results of Coca-Cola Enterprises, Inc. (“CCE”), Coca-Cola Erfrischungsgetränke GmbH (“Germany”, “CCEG”) and Coca-Cola Iberian Partners S.A.U. (“Iberia”, “CCIP”) and acquisition accounting adjustments for the full periods presented. We have also excluded items affecting the comparability of year-over-year financial performance, including merger and integration costs, restructuring costs, the out-of-period mark-to-market impact of hedges and the inventory step-up related to acquisition accounting. See the Supplementary Financial Information for a full reconciliation of our reported results to our pro forma comparable results.
For purposes of this review, the following terms are defined as follows:
‘As reported’ includes the financial results of CCE only, as the accounting predecessor, for all periods prior to 27 May 2016 and combined CCEP (CCE, Germany and Iberia) for the period from 28 May 2016 through 30 September 2016.
‘Pro forma’ includes the results of CCE, Germany and Iberia as well as the impact of the additional debt financing costs incurred by CCEP in connection with the Merger for all periods presented, as if the Merger had occurred at the beginning of the period presented.
‘Pro forma Comparable’ represents the pro forma results excluding the items impacting comparability during the periods presented for CCE, Germany and Iberia.

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‘Fx-Neutral’ represents the pro forma comparable results excluding the impact of foreign exchange rate changes during the periods presented.

Key Financial Measures unaudited, FX impact calculated by recasting current year results at prior year rates	Third Quarter Ended 30 September 2016
	€ million			% change
	As Reported	Pro forma Comparable	Fx-Impact	As Reported	Pro forma Comparable	Fx-Impact	Pro forma Comparable Fx-Neutral
Revenue	2,986	2,986	(99)	82.5%	—%	(3.5)%	3.5%
Cost of sales	1,825	1,826	(58)	80.0%	—%	(3.0)%	3.0%
Operating expenses	756	701	(21)	90.5%	(1.5)%	(3.0)%	1.5%
Operating profit	405	459	(20)	77.5%	2.0%	(5.0)%	7.0%
Profit after taxes	327	321	(17)	124.0%	13.5%	(5.5)%	19.0%
Diluted earnings per share (€)	0.67	0.66	(0.03)	8.0%	14.0%	(4.5)%	18.5%

Key Financial Measures unaudited, FX impact calculated by recasting current year results at prior year rates	Nine Months Ended 30 September 2016
	€ million			% change
	As Reported	Pro forma Comparable	Fx-Impact	As Reported	Pro forma Comparable	Fx-Impact	Pro forma Comparable Fx-Neutral
Revenue	6,528	8,232	(188)	35.0%	(2.0)%	(2.0)%	—%
Cost of sales	4,068	5,097	(113)	32.5%	(2.5)%	(2.0)%	(0.5)%
Operating expenses	1,741	2,073	(42)	50.5%	(2.0)%	(2.0)%	—%
Operating profit	719	1,062	(33)	18.0%	(0.5)%	(3.0)%	2.5%
Profit after taxes	537	723	(24)	40.0%	4.5%	(3.5)%	8.0%
Diluted earnings per share (€)	1.34	1.48	(0.06)	(17.0)%	4.5%	(4.0)%	8.5%

Operational Review
“Our return to growth reflects the impact of brand and package innovations, strong in-market execution, improving operating effectiveness, and the benefits of favourable weather,” said Damian Gammell, chief operating officer. “Going forward, we recognise that the soft consumer environment that has affected our business is still present.
“In this environment, we are focused on three key areas: delivering against our objectives for 2016, partnering with The Coca-Cola Company to drive long-term growth, and successfully delivering our synergy objectives, with a pretax goal of €315 million to €340 million by mid-2019.
“Ultimately, we are working to reignite the type of consistent, value-building growth that creates benefits for our stakeholders and drives shareowner value,” Mr. Gammell said.
Revenue
Third-quarter 2016 reported revenue totaled €3.0 billion, up 82.5 per cent vs. prior year, reflecting the inclusion of Germany and Iberia in the quarter. Pro forma comparable revenue was flat, or up 3.5 per cent on a pro forma comparable and fx-neutral basis. Revenue per unit case was down 0.5 per cent on a pro forma comparable and fx-neutral basis. Volume grew 3.5 per cent on a pro forma basis. These results reflect favourable weather conditions, the benefits of our marketing and brand initiatives, execution, and our focus on driving top-line growth.
On a territory basis for the third quarter, Iberia revenues were up 6.5 per cent benefiting from favourable weather and solid execution, as both revenue per unit case and volume grew. Revenue in Germany declined 1.0 per cent, reflecting the impact of a transition to recyclable PET from returnable PET, promotional plans, and slight negative mix, partially offset by positive volume growth. Great Britain revenues were down 13.0 per cent, driven primarily by volume growth and favourable weather, offset by a 16 per cent decline of the British pound vs. the Euro. Revenue in France grew 1.0 per cent, primarily due to favourable weather partially offset by slight negative price and mix driven by promotional plans. Revenue in the Northern European territories (Belgium, the

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Netherlands, Norway and Sweden) grew approximately 5.5 per cent driven by promotional plans, favourable weather, and favourable price and mix.
As for volume, total third-quarter volume grew 3.5 per cent vs. prior year on a pro forma basis. These results reflect growth in all categories including regular colas, favourable weather, and the benefits of our brand and marketing initiatives. Sparkling brands grew 3.0 per cent. Coca-Cola trademark grew approximately 2.0 per cent, with regular Coca-Cola up 1.0 per cent. Coca-Cola Zero trademark brands grew at a mid-teen per cent rate, led by growth in Iberia and Great Britain. The introduction of Coca-Cola Zero Sugar in Great Britain continues to be successful and will be introduced in all CCEP territories by early 2017.
Sparkling flavors and energy grew 6.5 per cent with continued strong growth in energy combined with solid growth in Fanta and the benefits of the expansion of Vio. Energy is benefiting from year-over-year comparisons as we have not yet lapped the newly acquired distribution of Monster in Iberia. Still brands grew 4.5 per cent with water brands up 4.0 per cent driven by smartwater and Vio.
Cost of Sales
Third-quarter 2016 reported cost of sales totaled €1.8 billion, up 80.0 per cent vs. prior year, driven by the inclusion of Germany and Iberia in the quarter. Pro forma comparable cost of sales totaled €1.8 billion, flat vs. prior year, or up 3.0 per cent on a pro forma comparable and fx-neutral basis.
Third-quarter cost of sales per unit case declined 0.5 per cent on a pro forma comparable and fx-neutral basis. This reflects the benefit of favourable year-over-year costs in some key commodities, principally sugar, partially offset by an increase of cost of sales in Germany from a shift from returnable to recyclable packages.
Operating Expense
Third-quarter 2016 reported operating expenses totaled €756 million, up 90.5 per cent vs. prior year, reflecting the inclusion of Germany and Iberia in the quarter. Pro forma comparable operating expenses were €701 million, down 1.5 per cent, or up 1.5 per cent on a pro forma comparable and fx-neutral basis. This includes the impact of volume growth and expense timing, partially offset by the early benefits of restructuring.
Restructuring Charges
During the third quarter of 2016, the Company recorded €53 million in restructuring charges principally related to restructuring initiatives in Germany that were in-flight at the time of Merger and the transition of Atlanta-based headquarters roles to Europe. Additionally, in October 2016, the Company announced several restructuring proposals including those related to further supply chain improvements including network optimisation, productivity initiatives, continued facility rationalisation in Germany, and end-to-end supply chain organisational design. These announcements also included transferring of Germany transactional related activities to the Company’s shared services centre in Bulgaria, and other central function initiatives. All of these proposals are subject to consultation and agreement with relevant employee representative bodies.

Outlook
For 2016, CCEP expects revenue growth to be flat, with operating profit growth in a modest mid-single-digit range and mid-teens diluted earnings per share growth. Each of these items are on a pro forma comparable and fx-neutral basis. Pro forma comparable diluted earnings per share is expected in a range of €1.86 to €1.90, including a negative currency translation impact of approximately 4.5 per cent. In addition to operating profit growth, full-year 2016 diluted earnings per share growth is benefiting from differences in interest and tax rates between pro forma comparable 2015 figures and our 2016 outlook.
Weighted average cost of debt is expected to be approximately 2 per cent and the pro forma comparable effective tax rate for 2016 is expected to be approximately 25 per cent. CCEP does not expect to repurchase shares in 2016.

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Conference Call
CCEP will host a conference call with investors and analysts today at 15:00 GMT, 16:00 CET and 10:00 a.m. EST. The call can be accessed through the Company’s website at www.ccep.com.

Financial Details
Financial details can be found in our full third-quarter 2016 filing, available within the next 24 hours at www.morningstar.co.uk/uk/NSM (located under effective date 30 September 2016) and available immediately on our website, www.ccep.com, under the Investors tab.

Contacts
Investor Relations
Thor Erickson
+1 (678) 260-3110
Media Relations
Ros Hunt
+44 (0) 7528 251 022

About CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, selling, producing and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

Forward-Looking Statements
This document may contain statements, estimates or projections that constitute “forward-looking statements”. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Coca-Cola European Partners plc’s (“CCEP”) historical experience and its present expectations or projections. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in its beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with its partners; a deterioration in its partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavourable resolution of tax matters; increased or new indirect taxes in its tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of its products; an inability to protect its information systems against service interruption, misappropriation of data or breaches of security; unfavourable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to its brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to its products or business operations; changes in accounting standards; an inability to achieve its overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of its

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counterparty financial institutions; an inability to timely implement its previously announced actions to reinvigorate growth, or to realise the economic benefits it anticipates from these actions; failure to realise a significant portion of the anticipated benefits of its strategic relationships, including (without limitation) The Coca-Cola Company’s relationship with Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or it or its partners experience strikes, work stoppages or labour unrest; future impairment charges; an inability to successfully manage the possible negative consequences of its productivity initiatives; global or regional catastrophic events; and other risks discussed in the CCEP prospectus approved by the UK Listing Authority and published on 25 May 2016, the registration statement on Form F-4, which was filed with the SEC by CCEP, and the interim results for the first six months ended 1 July 2016, published on 22 September 2016. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of its public statements may prove to be incorrect.

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Supplementary Financial Information - Income Statement Third Quarter
The following provides a summary reconciliation of CCEP’s reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability) and pro forma comparable results for the third quarter ended 30 September 2016 and 2 October 2015 :

Third Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability					Comparable
	CCEP	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Net Tax Items(5)	CCEP
Revenue	2,986	—	—	—	—	—	2,986
Cost of sales	1,825	3	(5)	—	3	—	1,826
Gross profit	1,161	(3)	5	—	(3)	—	1,160
Operating expenses	756	1	(48)	(8)	—	—	701
Operating profit	405	(4)	53	8	(3)	—	459
Total finance costs, net	29	—	—	—	—	—	29
Non-operating items	1	—	—	—	—	—	1
Profit before taxes	375	(4)	53	8	(3)	—	429
Taxes	48	(1)	20	3	(1)	39	108
Profit after taxes	327	(3)	33	5	(2)	(39)	321

Diluted earnings per share (€)	0.67						0.66

Diluted common shares outstanding							488

Third Quarter 2015 Unaudited, in millions € except per share data which is calculated prior to rounding	As Reported		Items Impacting Comparability					Pro Forma and Comparable
	CCEP	Total Pro forma Adjustments(6)	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Gain on Property Sale(7)	Inventory Step Up Costs(4)	CCEP
Revenue	1,638	1,350	—	—	—	—	—	2,988
Cost of sales	1,013	829	(8)	(8)	—	—	2	1,828
Gross profit	625	521	8	8	—	—	(2)	1,160
Operating expenses	397	433	(6)	(95)	(28)	9	—	710
Operating profit	228	88	14	103	28	(9)	(2)	450
Total finance costs, net	28	12	—	—	—	—	—	40
Non-operating items	3	2	—	—	—	—	—	5
Profit before taxes	197	74	14	103	28	(9)	(2)	405
Taxes	51	32	5	30	8	(3)	(1)	122
Profit after taxes	146	42	9	73	20	(6)	(1)	283

Diluted earnings per share (€)	0.63							0.58

Reported diluted common shares outstanding								232
Adjust: Pro forma capital structure share impact related to the Merger								256
Pro forma comparable diluted common shares outstanding								488
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

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(5)
Amount includes the deferred tax impact related to the enactment of a corporate tax rate reduction in the United Kingdom and the tax impact of applying the full year forecasted pro forma tax rate to the quarterly profit before taxes.

(6)
Includes the financial results of Germany and Iberia as if the Merger had occurred at the beginning of each period, the impact of acquisition accounting for all periods presented including provisional fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Spain, and additional debt financing cost incurred by CCEP in connection with the Merger. For further details, refer to the CCEP 2016 Interim Half-Yearly Financial Report filed on 22 September 2016.

(7)	Amount represents the gain associated with the sale of a surplus facility in Great Britain.
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the first nine months ended 30 September 2016 and 2 October 2015:

First Nine Months 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported		Items Impacting Comparability					Pro Forma and Comparable
	CCEP	Total Pro forma Adjustments(1)	Mark-to-market effects(2)	Restructuring Charges(3)	Merger Related Costs(4)	Inventory Step Up Costs(5)	Net Tax Items(6)	CCEP
Revenue	6,528	1,704	—	—	—	—	—	8,232
Cost of sales	4,068	1,053	17	(12)	—	(29)	—	5,097
Gross profit	2,460	651	(17)	12	—	29	—	3,135
Operating expenses	1,741	834	11	(386)	(127)	—	—	2,073
Operating profit	719	(183)	(28)	398	127	29	—	1,062
Total finance costs, net	90	12	—	—	(5)	—	—	97
Non-operating items	5	(1)	—	—	—	—	—	4
Profit before taxes	624	(194)	(28)	398	132	29	—	961
Taxes	87	(27)	(7)	108	31	7	39	238
Profit after taxes	537	(167)	(21)	290	101	22	(39)	723

Diluted earnings per share (€)	1.34							1.48

Reported diluted common shares outstanding								402
Adjust: Pro forma capital structure share impact related to the Merger								86
Pro forma comparable diluted common shares outstanding								488

First Nine Months 2015 Unaudited, in millions € except per share data which is calculated prior to rounding	As Reported		Items Impacting Comparability					Pro Forma and Comparable
	CCEP	Total Pro forma Adjustments(1)	Mark-to-market effects(2)	Restructuring Charges(3)	Merger Related Costs(4)	Gain on Property Sale(7)	Inventory Step Up Costs(5)	CCEP
Revenue	4,837	3,569	—	—	—	—	—	8,406
Cost of sales	3,071	2,218	(19)	(12)	—	—	(30)	5,228
Gross profit	1,766	1,351	19	12	—	—	30	3,178
Operating expenses	1,157	1,242	(2)	(260)	(35)	9	—	2,111
Operating profit	609	109	21	272	35	(9)	30	1,067
Total finance costs, net	83	40	—	—	—	—	—	123
Non-operating items	3	6	—	—	—	—	—	9
Profit before taxes	523	63	21	272	35	(9)	30	935
Taxes	140	40	9	79	10	(3)	8	283
Profit after taxes	383	23	12	193	25	(6)	22	652

Diluted earnings per share (€)	1.62							1.34

Reported diluted common shares outstanding								236
Adjust: Pro forma capital structure share impact related to the Merger								252
Pro forma comparable diluted common shares outstanding								488
___________________________

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(1)
Includes the financial results of Germany and Iberia as if the Merger had occurred at the beginning of each period, the impact of acquisition accounting for all periods presented including provisional fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Spain, and additional debt financing cost incurred by CCEP in connection with the Merger. For further details, refer to the CCEP 2016 Interim Half-Yearly Financial Report filed on 22 September 2016.

(2)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(3)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(4)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(5)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(6)
Amount includes the deferred tax impact related to the enactment of a corporate tax rate reduction in the United Kingdom and the tax impact of applying the full year forecasted pro forma tax rate to the year-to-date profit before taxes.

(7)	Amount represents the gain associated with the sale of a surplus facility in Great Britain.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding	Third Quarter Ended			Nine Months Ended
	30 September 2016	2 October 2015	% Change	30 September 2016	2 October 2015	% Change
As reported	2,986	1,638	82.5%	6,528	4,837	35.0%
Add: Pro forma Germany & Iberia(A)	n/a	1,350	n/a	1,704	3,569	n/a
Pro forma comparable	2,986	2,988	—%	8,232	8,406	(2.0)%
Adjust: Impact of fx changes	99	n/a	n/a	188	n/a	n/a
Pro forma comparable & fx-neutral	3,085	2,988	3.5%	8,420	8,406	—%

Revenue per unit case	4.46	4.48	(0.5)%	4.43	4.45	(0.5)%
___________________________

(A)
Adjustments to reflect Germany and Iberia revenue as if the Merger had occurred at the beginning of each period. For the third quarter of 2015 this includes the period from 4 July through 2 October. For the first nine months of 2016 this includes the period from 1 January through 27 May and for the first nine months of 2015 this includes the period from 1 January through 1 October.

	Third Quarter Ended			Nine Months Ended
Revenue by Geography Pro forma and Comparable	30 September 2016	2 October 2015	% Change	30 September 2016	2 October 2015	% Change
	% of Total	% of Total		% of Total	% of Total
Iberia	27.0%	25.5%	6.5%	24.0%	23.0%	3.5%
Germany	20.0%	20.0%	(1.0)%	20.0%	19.5%	(0.5)%
Great Britain	18.0%	20.5%	(13.0)%	19.0%	21.0%	(11.5)%
France	15.5%	15.5%	1.0%	17.0%	17.0%	(2.5)%
Belgium/Luxembourg	8.5%	8.0%	5.0%	8.5%	8.5%	(1.5)%
The Netherlands	4.5%	4.0%	8.5%	4.5%	4.5%	2.5%
Norway	3.5%	3.5%	4.5%	3.5%	3.5%	—%
Sweden	3.0%	3.0%	3.5%	3.5%	3.0%	4.5%
Total	100.0%	100.0%	—%	100.0%	100.0%	(2.0)%

Pro forma Volume - Selling Day Shift In millions of unit cases, prior year volume recast using current year selling days	Third Quarter Ended			Nine Months Ended
	30 September 2016	2 October 2015	% Change	30 September 2016	2 October 2015	% Change
Volume	691	667	3.5%	1,899	1,897	—%
Impact of selling day shift	n/a	n/a	n/a	n/a	(7)	0.5%
Pro forma comparable volume	691	667	3.5%	1,899	1,890	0.5%

	Third Quarter Ended			Nine Months Ended
Pro Forma Volume by Brand Category Adjusted for selling day shift	30 September 2016	2 October 2015	% Change	30 September 2016	2 October 2015	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	84.0%	84.0%	3.0%	84.5%	85.0%	—%
Coca-Cola Trademark	62.5%	63.0%	2.0%	63.5%	65.0%	(1.5)%
Sparkling Flavors and Energy	21.5%	21.0%	6.5%	21.0%	20.0%	5.5%
Stills	16.0%	16.0%	4.5%	15.5%	15.0%	2.5%
Juice, Isotonics and Other	8.0%	8.0%	5.0%	8.0%	8.0%	1.0%
Water	8.0%	8.0%	4.0%	7.5%	7.0%	4.0%
Total	100.0%	100.0%	3.5%	100.0%	100.0%	0.5%

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Supplemental Financial Information - Cost of Sales and Operating Expenses

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	Third Quarter Ended			Nine Months Ended
	30 September 2016	2 October 2015	% Change	30 September 2016	2 October 2015	% Change
As reported	1,825	1,013	80.0%	4,068	3,071	32.5%
Add: Pro forma Germany & Iberia(A)	n/a	831	n/a	1,021	2,188	n/a
Adjust: Acquisition accounting	n/a	(2)	n/a	32	30	n/a
Adjust: Total items impacting comparability	1	(14)	n/a	(24)	(61)	n/a
Pro forma comparable	1,826	1,828	—%	5,097	5,228	(2.5)%
Adjust: Impact of fx changes	58	n/a	n/a	113	n/a	n/a
Pro forma comparable & fx-neutral	1,884	1,828	3.0%	5,210	5,228	(0.5)%

Cost of sales per unit case	2.73	2.74	(0.5)%	2.74	2.77	(1.0)%
___________________________

(A)
Adjustments to reflect Germany and Iberia cost of sales as if the Merger had occurred at the beginning of each period. For the third quarter of 2015 this includes the period from 4 July through 2 October. For the first nine months of 2016 this includes the period from 1 January through 27 May and for the first nine months of 2015 this includes the period from 1 January through 2 October.

Operating Expenses In millions of € except % change	Third Quarter Ended			Nine Months Ended
	30 September 2016	2 October 2015	% Change	30 September 2016	2 October 2015	% Change
As reported	756	397	90.5%	1,741	1,157	50.5%
Add: Pro forma Germany & Iberia(A)	n/a	434	n/a	838	1,246	n/a
Adjust: Acquisition accounting	n/a	(1)	n/a	(4)	(4)	n/a
Adjust: Total items impacting comparability	(55)	(120)	n/a	(502)	(288)	n/a
Pro forma comparable	701	710	(1.5)%	2,073	2,111	(2.0)%
Adjust: Impact of fx changes	21	n/a	n/a	42	n/a	n/a
Pro forma comparable fx-neutral	722	710	1.5%	2,115	2,111	—%
___________________________

(A)
Adjustments to reflect Germany and Iberia operating expenses as if the Merger had occurred at the beginning of each period. For the third quarter of 2015 this includes the period from 4 July through 2 October. For the first nine months of 2016 this includes the period from 1 January through 27 May and for the first nine months of 2015 this includes the period from 1 January through 2 October.

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COCA-COLA EUROPEAN PARTNERS PLC
CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT (UNAUDITED)

	Third Quarter Ended		Nine Months Ended
	30 September 2016	2 October 2015	30 September 2016	2 October 2015
	€ million	€ million	€ million	€ million
Revenue	2,986	1,638	6,528	4,837
Cost of sales	(1,825)	(1,013)	(4,068)	(3,071)
Gross profit	1,161	625	2,460	1,766
Selling and distribution expenses	(500)	(230)	(1,036)	(695)
Administrative expenses	(256)	(167)	(705)	(462)
Operating profit	405	228	719	609
Finance income	12	7	21	20
Finance costs	(41)	(35)	(111)	(103)
Total finance costs, net	(29)	(28)	(90)	(83)
Non-operating items	(1)	(3)	(5)	(3)
Profit before taxes	375	197	624	523
Taxes	(48)	(51)	(87)	(140)
Profit after taxes	327	146	537	383

Basic earnings per share (€)	0.68	0.63	1.36	1.65
Diluted earnings per share (€)	0.67	0.63	1.34	1.62

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COCA-COLA EUROPEAN PARTNERS PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)

	30 September 2016	31 December 2015
	€ million	€ million
ASSETS
Non-current:
Intangible assets	8,336	3,202
Goodwill	2,246	81
Property, plant and equipment	3,957	1,692
Non-current derivative assets	3	22
Deferred tax assets	292	81
Other non-current assets	66	35
Total non-current assets	14,900	5,113
Current:
Current derivative assets	17	20
Current tax assets	43	13
Inventories	690	371
Amounts receivable from related parties	83	52
Trade accounts receivable	2,060	1,210
Cash and cash equivalents	347	156
Other current assets	351	61
Total current assets	3,591	1,883
Total assets	18,491	6,996
LIABILITIES
Non-current:
Borrowings, less current portion	6,006	3,122
Employee benefit liabilities	232	142
Non-current provisions	54	17
Non-current derivative liabilities	11	21
Deferred tax liabilities	2,219	769
Other non-current liabilities	83	48
Total non-current liabilities	8,605	4,119
Current:
Current portion of borrowings	397	418
Current provisions	211	20
Current derivative liabilities	7	47
Current tax liabilities	103	44
Amounts payable to related parties	226	94
Trade and other payables	2,445	1,383
Total current liabilities	3,389	2,006
Total liabilities	11,994	6,125
EQUITY
Share capital	5	3
Share premium	113	2,729
Merger reserves	8,466	—
Reverse acquisition reserves	(11,142)	—
Other reserves	—	(180)
Treasury shares	(346)	(3,307)
Retained earnings	9,401	1,626
Total equity	6,497	871
Total equity and liabilities	18,491	6,996

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COCA-COLA EUROPEAN PARTNERS PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)

	Nine Months Ended
	30 September 2016	2 October 2015
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	624	522
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	235	168
Amortisation of intangible assets	29	20
Share-based payment expense	32	25
Finance costs, net	90	82
Decrease/(increase) in trade and other receivables	(109)	68
Decrease/(increase) in inventories	42	(21)
Increase/(decrease) in trade and other payables	210	(38)
Increase/(decrease) in provisions	(8)	—
Change in other operating assets and liabilities	(50)	24
Income taxes paid	(110)	(88)
Net cash flows from operating activities	985	762
Cash flows from investing activities:
Cash from acquisition of bottling operations	110	—
Purchases of property, plant and equipment	(309)	(238)
Purchases of intangible assets	(26)	(13)
Proceeds from sales of property, plant and equipment	12	12
Settlement of net investment hedges	(8)	29
Other investing activity	—	(11)
Net cash flows used in investing activities	(221)	(221)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs	3,174	495
Changes in revolving credit facility, net of issuance costs	15	—
Changes in short-term borrowings	(183)	108
Repayments on third party borrowings	(232)	(430)
Repayment of loan with TCCC assumed in acquisition	(73)	—
Interest paid	(79)	(83)
Return of capital to CCE shareholders	(2,963)	—
Dividends paid	(203)	(172)
Share repurchases under share repurchase programmes	—	(534)
Exercise of employee share options	17	15
Repurchases of share-based payments	(27)	—
Settlement of debt-related cross-currency swaps	—	50
Other financing activities, net	(12)	(5)
Net cash flows used in financing activities	(566)	(556)
Net change in cash and cash equivalents	198	(15)
Net effect of currency exchange rate changes on cash and cash equivalents	(7)	6
Cash and cash equivalents at beginning of period	156	184
Cash and cash equivalents at end of period	347	175

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date:	10 November 2016	By:	/s/ Joyce King-Lavinder
		Name:	Joyce King-Lavinder
		Title:	Vice President, Treasury